UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

July 19, 2002

Roderick A. Palmore
Senior Vice President, General Counsel
and Secretary
Sara Lee Corporation
Three First National Plaza
Chicago, IL 60602-4260

Re: Sara Lee Corporation
Incoming letter dated June 12, 2002

Dear Mr. Palmore:

This is in response to your letter dated June 12, 2002 concerning the shareholder proposals submitted to Sara Lee by the New York City Employees' Retirement System, the New York City Teachers' Retirement System, the New York City Fire Department Pension Fund and the New York City Police Pension Fund. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponents.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

cc: William C. Thompson, Jr.
Comptroller of the City of New York
1 Centre Street
New York, NY 10007-2341

Sara Lee Corporation
Three First National Plaza
Chicago, IL 60602-4260

Phone 312.558.8536
Fax 312.345.5706

Roderick A. Palmore
Senior Vice President, General Counsel
and Secretary

June 12, 2002

RECEIVED
2002 JUN 13 PM 3:38
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

VIA FEDERAL EXPRESS

Securities and Exchange Commission
Attention: Office of Chief Counsel
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Shareholder Proposal submitted to Sara Lee Corporation

Ladies and Gentlemen:

This letter is submitted by Sara Lee Corporation, a Maryland corporation (the "Company"), pursuant to Rule 14a-8(j) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The Company is filing with the Securities and Exchange Commission (the "Commission") six (6) copies of this letter and a proposed stockholder resolution and supporting statement submitted by the New York City Employees' Retirement System, the New York City Teachers' Retirement System, the New York City Fire Department Pension Fund and the New York City Police Pension Fund by letter dated May 29, 2002 (the "Proposal"). A copy of the Proposal is attached to this letter as Exhibit A, and a copy of the Company's response letter to the proponent is attached to this letter as Exhibit B.

The Company hereby notifies the Commission that the Company intends to exclude the Proposal from its proxy statement and form of proxy for the Company's 2002 annual meeting of stockholders because the Proposal was not submitted in a timely manner pursuant to Rule 14a-8(e)(2) of the Exchange Act. The proxy statement for the Company's 2001 annual meeting was dated and released to stockholders on September 21, 2001. Accordingly, the latest date for a

Sara Lee

stockholder to submit a proposal for inclusion in the Company's 2002 proxy statement was May 24, 2002, which date was noted on page 26 of the Company's 2001 proxy statement.

Since the Proposal was received in the Company's principal executive offices on May 31, 2002, it was not submitted on a timely basis. The Company respectfully requests the concurrence of the staff of the Commission that no enforcement action will be recommended to the Commission if the Company excludes the Proposal from its 2002 proxy materials.

If you have any questions regarding this matter or desire additional information, please contact me at (312) 558-8536 or Helen Kaminski at (312) 558-8564. To acknowledge your receipt of this letter, please date-stamp the attached copy of this letter and return it in the enclosed self-addressed, postage prepaid envelope.

Yours very truly,

Roderick A Palmore

Attachments

cc: Helen N. Kaminski
William C. Thompson, Jr.

Exhibit A

COMPTROLLER OF THE CITY OF NEW YORK
1 CENTRE STREET
NEW YORK, NY 10007-2341
(212) 669-3500

WILLIAM C. THOMPSON, JR.
COMPTROLLER

RECEIVED

MAY 3 1 2002

R. A. PALMORE

May 29, 2002

Mr. Roderick A. Palmore
Sr. Vice President, General Counsel and Secretary
Sara Lee Corporation
3 First National Plaza
Chicago, IL 60602-4260

Dear Mr. Palmore:

As Comptroller of New York City, I am the custodian and trustee of the New York City Employees' Retirement System, the New York City Teachers' Retirement System, the New York City Fire Department Pension Fund and the New York City Police Pension Fund (the "funds"). The funds' boards of trustees have authorized me to inform you of our intention to offer the enclosed proposal for the consideration of the stockholders at the next annual meeting.

It calls for the implementation of a uniform, verifiable, international standard for workers rights based on the Conventions of the United Nations' International Labor Organization (ILO). Its adoption would benefit the company by helping to ensure that it is not associated with human rights violations in the workplace.

I submit the attached proposal to you in accordance with rule 14a-8 of the Securities Exchange Act of 1934 and ask that it be included in your proxy statement.

Letters from Citibank certifying the funds' ownership, for over a year, of 2,527,508 shares of Sara Lee Corporation common stock, with a current market value of $59,013,598 are enclosed. The funds intend to continue to hold at least $2,000 worth of these securities through the date of the annual meeting.

We would be happy to discuss this initiative with you. Should the board decide to endorse its provisions as company policy, our funds will ask that the proposal be withdrawn from consideration at the annual meeting. Please feel free to contact Mr. Patrick Doherty of my office at 212-669-2651, if you have any further questions on this matter.

Very truly yours,

William C. Thompson, Jr.

WCT: pd:ma
Enclosure

H:workrights

SARA LEE CORPORATION /
GLOBAL HUMAN RIGHTS STANDARDS

Whereas, Sara Lee Corporation currently has extensive overseas operations , and

Whereas, reports of human rights abuses in the overseas subsidiaries and suppliers of some U.S.-based corporations has led to an increased public awareness of the problems of child labor, "sweatshop" conditions , and the denial of labor rights in U.S. corporate overseas operations, and

Whereas, corporate violations of human rights in these overseas operations can lead to negative publicity, public protests, and a loss of consumer confidence which can have a negative impact on shareholder value, and

Whereas, a number of corporations have implemented independent monitoring programs with respected human rights and religious organizations to strengthen compliance with international human rights norms in subsidiary and supplier factories, and

Whereas, these programs incorporate the core conventions of the United Nations' International Labor Organization (ILO) on workplace human rights which include the following principles:

1) All workers have the right to form and join trade unions and to bargain collectively. (ILO Conventions 87 and 98)
2) Workers representatives shall not be the subject of discrimination and shall have access to all workplaces necessary to enable them to carry out their representation functions. (ILO Convention 135)
3) There shall be no discrimination or intimidation in employment. Equality of opportunity and treatment shall be provided regardless of race, color, sex, religion, political opinion, age, nationality, social origin, or other distinguishing characteristics. (ILO Convention 100 and 111)
4) Employment shall be freely chosen. There shall be no use of force, including bonded or prison labor. (ILO Conventions 29 and 105)
5) There shall be no use of child labor. (ILO Convention 138), and,

Whereas, independent monitoring of corporate adherence to these principles is essential if consumer and investor confidence in our company's commitment to human rights is to be maintained ,

Therefore, be it resolved that shareholders request that the company commit itself to the implementation of a code of corporate conduct based on the aforementioned ILO human rights Conventions by its international suppliers and in its own international production facilities and commit to a program of outside, independent monitoring of compliance with these standards.

CITIBANK

Citibank, N.A.

111 Wall Street
New York, NY 10043

May 8, 2002

RE: NEW YORK CITY POLICE PENSION FUND ART 2

TO WHOM IT MAY CONCERN:

This is to advise you that the New York City Police Pension Fund Art 2 held

382,363 shares of **Sara Lee Corp.**

continuously for more than one year, in the name of Cede and Company.

Sincerely,

Michael V. Barbetta
Assistant Vice President

CITIBANK

Citibank, N.A.

111 Wall Street
New York, NY 10043

May 8, 2002

RE: NEW YORK CITY FIRE DEPARTMENT PENSION FUND ART 2B

TO WHOM IT MAY CONCERN:

This is to advise you that the New York City Fire Department Pension Fund Art 2B held

135,985 shares of **Sara Lee Corp.**

continuously for more than one year, in the name of Cede and Company.

Sincerely,

Michael V. Barbetta
Assistant Vice President

CITIBANK

Citibank, N.A.

111 Wall Street
New York, NY 10043

May 8, 2002

RE: NEW YORK CITY EMPLOYEES RETIREMENT SYSTEM

TO WHOM IT MAY CONCERN:

This is to advise you that the New York City Employees Retirement System held

1,186,560 shares of **Sara Lee Corp.**

continuously for more than one year, in the name of Cede and Company.

Sincerely,

Michael V. Barbetta
Assistant Vice President

CITIBANK

Citibank, N.A.

111 Wall Street
New York, NY 10043

May 8, 2002

RE: NEW YORK CITY TEACHERS RETIREMENT SYSTEM

TO WHOM IT MAY CONCERN:

This is to advise you that the New York City Teachers Retirement System held

822,600 shares of **Sara Lee Corp.**

continuously for more than one year, in the name of Cede and Company.

Sincerely,

Michael V. Barbetta
Assistant Vice President

RECEIVED

MAY 3 1 2002

R. A. PALMORE

FAX TRANSMITTAL

THE CITY OF NEW YORK
OFFICE OF THE COMPTROLLER
PENSION POLICY UNIT

Date: May 31, 2002

To: Mr. Roderick A. Palmore

Company/Organization: Sara Lee Corporation

Fax: 312-345-5706

From: Mary Agre

Phone: (212) 669-7444

Message:

No. of Pages: ___ including cover

Sara Lee Corporation
Three First National Plaza
Chicago, IL 60602-4260

Phone 312.558.8536
Fax 312.345.5706

Roderick A. Palmore
Senior Vice President, General Counsel
and Secretary

Exhibit B

June 12, 2002

VIA CERTIFIED MAIL

Mr. William C. Thompson, Jr.
Comptroller of the City of New York
1 Centre Street
New York, NY 10007-2341

Dear Mr. Thompson:

I have received the stockholder proposal submitted by you on behalf of the New York City Employees' Retirement System, the New York City Teachers' Retirement System, the New York City Fire Department Pension Fund and the New York City Police Pension Fund (the "Funds"), which you requested to be included in Sara Lee Corporation's proxy statement for its 2002 annual stockholders' meeting. Your letter was dated May 29, 2002 and was received by me via facsimile on May 31, 2002.

Please be advised that under Rule 14a-8(e)(2) of the Securities Exchange Act of 1934, as amended, a stockholder proposal submitted for inclusion in Sara Lee's proxy statement must be received by Sara Lee "not less then 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting." The proxy statement for Sara Lee's 2001 annual meeting was dated and released to stockholders on September 21, 2001. Accordingly, the latest date to submit a proposal for inclusion in Sara Lee's 2002 proxy statement was May 24, 2002, which date was noted on page 26 of the 2001 proxy statement. Since your proposal was received by my office after May 24, 2002, it was not submitted on a timely basis and will not be included in Sara Lee's 2002 proxy statement.

Although we are excluding the Fund's proposal from Sara Lee's 2002 proxy statement, please know that Sara Lee fully shares your concerns regarding ethical business practices and protection of human rights. Maintaining high ethical standards has always been a priority in the way Sara Lee conducts business. Sara

Lee's Global Business Standards and Global Operating Principles recognize and respect the right of employees to exercise their lawful rights of free association (including joining or not joining any association) and encompass respect for local and national law, the sovereignty of all nations, the dignity of all individuals, and protection of human rights. We engage internal resources and external consultants to verify that our facilities, and the facilities of our strategic sourcing partners, are in compliance with these Standards. Documents outlining these Standards are available on the "Corporate Overview" page of Sara Lee's corporate web site, www.saralee.com.

In addition to the Global Business Standards, Sara Lee's Branded Apparel businesses participate in the Worldwide Responsible Apparel Production (WRAP) program, which is a worldwide organization of apparel and sewn product manufacturers. We believe that Sara Lee's Global Business Standards and the 12 WRAP principles embody the spirit of the core ILO conventions referenced in the Funds' resolution and provide more extensive coverage than the ILO in areas such as diversity, compensation and benefits, workplace health and safety, employee empowerment, concern for the environment, drug interdiction and customs compliance.

We appreciate your interest in Sara Lee and your partnership with us in promoting ethical business practices. We would be happy to meet with you or representatives from the Comptroller's Office to discuss our Global Business Standards, including our Global Operating Principles and Supplier Selection Guidelines.

Sincerely,

Roderick A. Palmore

cc: Securities and Exchange Commission

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

July 19, 2002

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Sara Lee Corporation
Incoming letter dated June 12, 2002

The proposal relates to the adoption of a code of corporate conduct.

There appears to be some basis for your view that Sara Lee may exclude the proposal under rule 14a-8(e)(2) because Sara Lee received it after the deadline for submitting proposals. Accordingly, we will not recommend enforcement action to the Commission if Sara Lee omits the proposal from its proxy materials in reliance on rule 14a-8(e)(2).

Sincerely,

Keir Devon Gumbs
Special Counsel